Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and nine months ended September 30, 2025

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024(1)	2025	2024(1)
Revenue	10	$1,694.2	$1,554.2	$4,929.5	$4,567.6
Expenses
Cost of sales		1,324.0	1,257.3	3,899.8	3,737.5
Selling, general and administrative expenses		203.3	198.7	712.7	640.0
Interest and other finance costs	8	129.2	167.4	460.7	503.2
Loss (gain) on sale of property and equipment		4.1	(1.7)	4.5	(3.9)
Loss (gain) on foreign exchange		100.5	(68.2)	(171.6)	11.7
Loss on divestiture		—	0.5	—	494.6
Other		(168.8)	(25.1)	(185.2)	(28.7)
		1,592.3	1,528.9	4,720.9	5,354.4
Share of net income (loss) of investments accounted for using the equity method		47.8	31.8	(23.0)	16.9
Income (loss) before income taxes		149.7	57.1	185.6	(769.9)
Current income tax (recovery) expense		(16.7)	2.9	47.4	61.7
Deferred tax expense (recovery)		58.3	12.6	(30.2)	(145.5)
Income tax expense (recovery)		41.6	15.5	17.2	(83.8)
Net income (loss) from continuing operations		108.1	41.6	168.4	(686.1)
Net income from discontinued operations	17	—	69.0	3,620.8	147.9
Net income (loss)		108.1	110.6	3,789.2	(538.2)
Less: Net (loss) income attributable to non-controlling interests		(6.2)	0.2	(11.0)	(4.6)
Net income (loss) attributable to GFL Environmental Inc.		$114.3	$110.4	$3,800.2	$(533.6)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment		172.7	(86.2)	(280.2)	115.1
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax		1.0	(5.7)	8.0	(5.7)
Fair value movements on cash flow hedges, net of tax		(0.7)	2.1	22.6	(12.6)
Share of other comprehensive income (loss) of investments accounted for using the equity method, net of tax		7.4	—	(8.8)	(1.2)
Reclassification to net income (loss) of foreign currency differences on divestitures		1.5	—	1.5	(26.5)
Other comprehensive income (loss)		181.9	(89.8)	(256.9)	69.1
Comprehensive income (loss) from continuing operations		290.0	(48.2)	(88.5)	(617.0)
Comprehensive income from discontinued operations	17	—	69.0	3,444.3	147.9
Total comprehensive income (loss)		290.0	20.8	3,355.8	(469.1)
Less: Total comprehensive loss attributable to non-controlling interests		(1.5)	(2.7)	(18.8)	—
Total comprehensive income (loss) attributable to GFL Environmental Inc.		$291.5	$23.5	$3,374.6	$(469.1)

Basic income (loss) per share
Continuing operations	9	$0.28	$0.06	$0.38	$(1.98)
Discontinued operations	9	—	0.18	9.71	0.39
Total operations		$0.28	$0.24	$10.09	$(1.59)
Diluted income (loss) per share
Continuing operations	9	$0.28	$0.05	$0.37	$(1.98)
Discontinued operations	9	—	0.18	9.50	0.39
Total operations		$0.28	$0.23	$9.87	$(1.59)

(1) Comparative figures have been re-presented, refer to Note 2 and 17.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	September 30, 2025	December 31, 2024
Assets
Cash		$194.6	$133.8
Trade and other receivables, net		878.7	1,175.1
Income taxes recoverable		24.4	86.0
Prepaid expenses and other assets		265.1	300.7
Current assets		1,362.8	1,695.6

Property and equipment, net	4	7,163.7	7,851.7
Intangible assets, net	5	1,691.0	2,833.2
Investments accounted for using the equity method	3	1,992.4	344.4
Other long-term assets	3	327.4	207.4
Deferred income tax assets		—	209.3
Goodwill	5	6,817.9	8,065.8
Non-current assets		17,992.4	19,511.8
Total assets		$19,355.2	$21,207.4

Liabilities
Accounts payable and accrued liabilities		1,684.4	1,880.2
Income taxes payable		3.4	—
Long-term debt	7	81.6	1,146.5
Lease obligations		144.9	69.4
Due to related party	16	—	2.9
Landfill closure and post-closure obligations	6	51.6	51.7
Current liabilities		1,965.9	3,150.7

Long-term debt	7	7,268.8	8,853.0
Lease obligations		379.0	477.2
Other long-term liabilities		34.8	41.6
Deferred income tax liabilities		832.1	464.5
Landfill closure and post-closure obligations	6	1,068.5	998.7
Non-current liabilities		9,583.2	10,835.0
Total liabilities		11,549.1	13,985.7

Shareholders’ equity
Share capital		7,221.5	9,938.0
Contributed surplus		149.2	151.3
Retained earnings (deficit)		203.2	(3,573.5)
Accumulated other comprehensive income		37.0	462.6
Total GFL Environmental Inc.’s shareholders’ equity		7,610.9	6,978.4
Non-controlling interests		195.2	243.3
Total shareholders’ equity		7,806.1	7,221.7
Total liabilities and shareholders’ equity		$19,355.2	$21,207.4

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
	Notes	Share capital - # of shares	Share capital	Contributed surplus	(Deficit) Retained earnings	Cash flow hedges, net of tax	Currency translation	Total equity attributable to shareholders	Non- controlling interests	Total shareholders’ equity
Balance, December 31, 2023		407,931,017	$9,835.1	$149.5	$(2,822.6)	$(23.6)	$38.7	$7,177.1	$209.1	$7,386.2
Net loss and comprehensive loss		—	—	—	(533.6)	(18.3)	82.8	(469.1)	—	(469.1)
Dividends issued and paid		—	—	—	(20.7)	—	—	(20.7)	—	(20.7)
Contribution from non-controlling interests		—	—	—	—	—	—	—	18.2	18.2
Cancelled shares		(531)	—	—	—	—	—	—	—	—
Share capital issued on exercise of options		119,003	0.8	(0.8)	—	—	—	—	—	—
Share capital issued on settlement of RSUs		2,288,141	102.1	(102.1)	—	—	—	—	—	—
Share capital issued on conversion of preferred shares		1,644,022	—	—	—	—	—	—	—	—
Share-based payments	12	—	—	90.6	—	—	—	90.6	—	90.6
Balance, September 30, 2024		411,981,652	$9,938.0	$137.2	$(3,376.9)	$(41.9)	$121.5	$6,777.9	$227.3	$7,005.2

Balance, December 31, 2024		411,982,011	$9,938.0	$151.3	$(3,573.5)	$(72.7)	$535.3	$6,978.4	$243.3	$7,221.7
Net income and comprehensive income		—	—	—	3,800.2	30.6	(456.2)	3,374.6	(18.8)	3,355.8
Dividends issued and paid		—	—	—	(23.5)	—	—	(23.5)	—	(23.5)
Net distribution to non-controlling interests		—	—	—	—	—	—	—	(29.3)	(29.3)
Repurchased and cancelled shares	12	(40,327,898)	(2,813.6)	—	—	—	—	(2,813.6)	—	(2,813.6)
Share capital issued on exercise of share options	12	129,686	0.6	(0.6)	—	—	—	—	—	—
Share capital issued on settlement of RSUs	12	1,741,466	96.5	(96.5)	—	—	—	—	—	—
Share capital issued on conversion of preferred shares	12	515,764	—	—	—	—	—	—	—	—
Share-based payments	12	—	—	95.0	—	—	—	95.0	—	95.0
Balance, September 30, 2025		374,041,029	$7,221.5	$149.2	$203.2	$(42.1)	$79.1	$7,610.9	$195.2	$7,806.1

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
Operating activities
Net income (loss)		$108.1	$110.6	$3,789.2	$(538.2)
Adjustments for non-cash items
Depreciation of property and equipment	4	268.2	289.0	788.2	831.3
Amortization of intangible assets	5	65.3	110.9	187.5	330.2
Share of net (income) loss of investments accounted for using the equity method		(47.8)	(31.8)	23.0	(16.9)
Loss (gain) on divestiture	17	—	0.5	(4,466.8)	494.6
Other		(168.8)	(25.1)	(185.2)	(26.0)
Interest and other finance costs	8	129.2	169.8	462.3	509.7
Share-based payments	12	18.6	18.0	95.0	90.6
Loss (gain) on unrealized foreign exchange		100.7	(68.1)	(171.4)	12.0
Loss (gain) on sale of property and equipment		4.1	(2.4)	5.7	(4.3)
Current income tax (recovery) expense		(16.7)	29.8	70.9	93.0
Deferred tax expense (recovery)		58.3	(9.3)	820.4	(183.4)
Interest paid in cash		(118.1)	(164.3)	(371.1)	(393.2)
Income taxes paid in cash, net		(0.8)	(29.3)	(6.3)	(35.8)
Changes in non-cash working capital items	13	8.4	(38.4)	(145.4)	(168.3)
Landfill closure and post-closure expenditures	6	(17.6)	(12.8)	(25.3)	(20.4)
		391.1	347.1	870.7	974.9
Investing activities
Purchase of property and equipment		(289.5)	(281.1)	(893.1)	(875.8)
Proceeds on disposal of assets and other		2.9	32.5	16.0	40.5
(Payments) proceeds from divestitures	17	(3.4)	—	5,817.1	69.5
Business acquisitions and investments, net of cash acquired	3	(330.6)	(62.1)	(616.5)	(613.5)
Distribution received from associates and joint ventures		205.8	1.1	211.1	9.4
		(414.8)	(309.6)	4,534.6	(1,369.9)
Financing activities
Repayment of lease obligations		(24.5)	(41.0)	(80.5)	(103.3)
Issuance of long-term debt		964.3	430.2	1,833.5	2,490.9
Repayment of long-term debt		(475.0)	(453.2)	(4,294.0)	(1,964.0)
Proceeds from termination of hedged arrangements		—	—	28.0	—
Payment for termination of hedged arrangements		—	—	(1.1)	(6.4)
Payment of contingent purchase consideration and holdbacks	3	(2.3)	(9.1)	(4.9)	(28.6)
Repurchase of subordinate voting shares		(346.3)	—	(2,758.5)	—
Dividends issued and paid		(7.6)	(7.2)	(23.5)	(20.7)
Payment of financing costs		(0.1)	(8.8)	(5.7)	(17.5)
Repayment of loan to related party	16	—	(2.9)	(2.9)	(5.8)
Distribution to non-controlling interest		(56.4)	—	(56.4)	—
Contribution from non-controlling interests		27.1	18.2	27.1	18.2
		79.2	(73.8)	(5,338.9)	362.8

Increase (decrease) in cash		55.5	(36.3)	66.4	(32.2)
Changes due to foreign exchange revaluation of cash		(0.6)	1.6	(5.6)	(4.0)
Cash, beginning of period		139.7	134.2	133.8	135.7
Cash, end of period		$194.6	$99.5	$194.6	$99.5

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

These unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as at September 30, 2025.

The Board of Directors approved the Interim Financial Statements on November 5, 2025.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below.

Discontinued operations

A discontinued operation is a component of GFL’s business which comprises operations and cash flows that can be clearly separated from the rest of GFL, and which: represents either a separate major line of business or a geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to resale.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The classification as discontinued operations occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale. When operations are classified as discontinued operations, the comparative statements of operations and comprehensive income (loss) are re-presented as if the operations had been discontinued from the start of the comparative period. The consolidated statements of cash flows include cash flows of the discontinued operations, and are not re-presented to reflect discontinued operations. The comparative consolidated statement of financial position is not re-presented to reflect discontinued operations.

On March 3, 2025, GFL announced the completion of the divestiture of its Environmental Services line of business (“GFL Environmental Services”), effective on March 1, 2025, for an enterprise value of $8.0 billion. Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL Environmental Services which has been presented as discontinued operations. Refer to Note 3 and 17.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The standards applicable to GFL are not expected to have a material impact on these Interim Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

3.	BUSINESS COMBINATIONS AND INVESTMENTS

For the nine months ended September 30, 2025, GFL acquired 13 businesses, each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Three months ended September 30, 2025	Nine months ended September 30, 2025
Net working capital, including cash acquired of $2.2 million and $2.4 million, respectively	$(7.3)	$(17.3)
Property and equipment	140.6	240.2
Intangible assets	91.2	189.3
Goodwill	111.3	210.3
Lease obligations	—	(3.8)
Other long-term liabilities	(0.4)	(2.3)
Landfill closure and post-closure obligations	(10.7)	(12.1)
Deferred income tax liabilities	(14.5)	(16.3)
Net assets acquired	$310.2	$588.0

Cash paid	$310.2	$588.0
Total consideration	$310.2	$588.0

In addition to the cash consideration noted above, during the three and nine months ended September 30, 2025, GFL paid $2.3 million and $4.9 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition dates and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the nine months ended September 30, 2025, GFL finalized the purchase price allocations for certain acquisitions resulting in a decrease in net working capital of $9.5 million, a decrease in property and equipment of $13.9 million, an increase in intangible assets of $28.7 million, an increase in lease obligations of $0.6 million, a decrease in closure and post-closure obligations of $1.3 million, an increase in deferred income tax liabilities of $0.2 million and a decrease in goodwill of $5.8 million.

Approximately $65.8 million and $144.0 million of the goodwill acquired during the three and nine months ended September 30, 2025 (all of the goodwill acquired during the three and nine months ended September 30, 2024) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and income before income taxes of approximately $74.8 million and $2.2 million, respectively, attributable to the 2025 acquisitions, are included in these Interim Financial Statements.

Pro forma results of operations

If the 2025 acquisitions had occurred on January 1, 2025, the unaudited consolidated pro forma revenue and income before income taxes for the nine months ended September 30, 2025 would have been $4,989.7 million and $193.1 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Investments in Associates

As at September 30, 2025, GFL held investments in associates of $1,877.0 million ($217.6 million as at December 31, 2024). GFL has accounted for these investments in associates using the equity method.

For the three and nine months ended September 30, 2025, GFL’s share of income (loss) from associates was $45.3 million and $(26.2) million ($12.8 million and $(9.6) million for the three and nine months ended September 30, 2024). For the three and nine months ended September 30, 2025, GFL’s share of total comprehensive income (loss) from associates was $55.3 million and $(38.3) million ($12.8 million and $(10.8) million for the three and nine months ended September 30, 2024).

On September 2, 2025, Green Infrastructure Partners Inc. (“GIP”) issued equity to funds managed by Energy Capital Partners, LLC (“ECP”) in connection with GIP's recapitalization. The transaction resulted in the reduction of GFL’s equity investment in GIP to approximately 30.1%. For the three and nine months ended September 30, 2025, GFL recorded a gain on dilution of its interest in GIP of $162.3 million and $186.7 million included in other ($nil for the three and nine months ended September 30, 2024). During the three and nine months ended September 30, 2025, GFL received distributions from GIP of $203.7 million ($nil for the three and nine months ended September 30, 2024).

On March 3, 2025, GFL announced the completion of the divestiture of GFL Environmental Services, effective on March 1, 2025, for an enterprise value of $8.0 billion. Funds managed by affiliates of Apollo Global Management, Inc. and BC Partners Advisors LP each acquired an approximate 28% equity interest in GFL Environmental Services JV LP (“GES”). GFL retained an approximate 44% non-controlling equity interest in GES, which was initially recognized at $1.7 billion. On September 3, 2025, HPS Investment Partners, LLC (“HPS”) subscribed for an equity interest in GES in exchange for its Paid in Kind notes (“PIK Notes”) of GES. The subscription by HPS resulted in a reduction of GFL’s equity investment in GES to approximately 34.0%. For the three and nine months ended September 30, 2025, GFL recorded a gain on dilution of its interest in GES of $6.5 million included in other ($nil for the three and nine months ended September 30, 2024).

In connection with the divestiture of GFL Environmental Services, GFL has the option to repurchase the balance of the equity of GES within five years of the closing date (the “Call Option”). The Call Option is accounted for as a stand-alone derivative asset which is measured at fair value through profit or loss. As at March 3, 2025 and September 30, 2025, the Call Option had a fair value of $200.0 million with the initial measurement included in gain on divestiture and is classified within other long-term assets.

Refer to Note 17 for details on discontinued operations.

Investments in Joint Ventures

GFL has invested in certain renewable natural gas (“RNG”) projects through joint ventures. During the three and nine months ended September 30, 2025, GFL made contributions of $0.8 million and $3.4 million ($8.5 million and $23.7 million for the three and nine months ended September 30, 2024) to RNG joint ventures. As at September 30, 2025, GFL held investments in RNG joint ventures of $115.4 million ($126.8 million as at December 31, 2024). GFL considers each joint venture to be individually immaterial. GFL has accounted for these investments in joint ventures using the equity method.

For the three and nine months ended September 30, 2025, GFL’s share of income and total comprehensive income from joint ventures was $2.5 million and $3.2 million ($19.0 million and $26.5 million for the three and nine months ended September 30, 2024).

GFL has also invested in other sustainability projects with strategic partners to construct anaerobic biodigesters. During the three and nine months ended September 30, 2025, GFL advanced a loan of $nil ($9.2 million and $27.9 million for the three and nine months ended September 30, 2024) to these sustainability projects.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of- use assets	Total
Cost
Balance, December 31, 2024	$2,095.9	$3,835.6	$3,095.3	$1,601.1	$208.2	$940.1	$721.1	$12,497.3
Additions	58.5	163.4	332.5	66.9	235.6	67.6	143.8	1,068.3
Acquisitions via business combinations	28.0	79.3	92.4	19.3	—	17.4	3.8	240.2
Adjustments for prior year acquisitions	4.5	(6.8)	(9.0)	13.1	—	0.8	—	2.6
Adjustments for asset retirement obligations	—	13.9	—	—	—	—	—	13.9
Disposals	(502.4)	—	(614.7)	(302.1)	(12.7)	(64.1)	(170.8)	(1,666.8)
Transfers	141.4	34.8	5.1	87.3	(262.8)	(0.3)	(5.5)	—
Changes in foreign exchange	(36.5)	(112.8)	(55.6)	(25.4)	0.6	(24.4)	(6.1)	(260.2)
Balance, September 30, 2025	1,789.4	4,007.4	2,846.0	1,460.2	168.9	937.1	686.3	11,895.3

Accumulated depreciation
Balance, December 31, 2024	317.8	1,461.7	1,310.4	765.0	—	476.5	314.2	4,645.6
Depreciation	59.4	247.2	192.5	125.0	—	95.3	67.7	787.1
Disposals	(76.6)	(2.5)	(280.9)	(153.3)	—	(27.0)	(64.2)	(604.5)
Impairment	1.3	—	—	1.4	—	—	—	2.7
Changes in foreign exchange	(5.6)	(43.3)	(23.4)	(12.2)	—	(13.2)	(1.6)	(99.3)
Balance, September 30, 2025	296.3	1,663.1	1,198.6	725.9	—	531.6	316.1	4,731.6

Carrying amounts
At December 31, 2024	$1,778.1	$2,373.9	$1,784.9	$836.1	$208.2	$463.6	$406.9	$7,851.7
At September 30, 2025	$1,493.1	$2,344.3	$1,647.4	$734.3	$168.9	$405.5	$370.2	$7,163.7

For the three and nine months ended September 30, 2025, total depreciation of property and equipment, excluding GFL Environmental Services which has been classified as discontinued operations, was $268.2 million and $788.2 million ($256.3 million and $733.9 million for the three and nine months ended September 30, 2024). Of the total depreciation for the three and nine months ended September 30, 2025, $258.6 million and $760.7 million were included in cost of sales ($250.5 million and $716.1 million for the three and nine months ended September 30, 2024) and $9.6 million and $27.5 million were included in selling, general and administrative expenses ($5.8 million and $17.8 million for the three and nine months ended September 30, 2024).

Depreciation of property and equipment of $788.2 million for the nine months ended September 30, 2025 ($831.3 million for the nine months ended September 30, 2024) as presented in the statement of cash flows was comprised of depreciation of $787.1 million ($827.0 million for the nine months ended September 30, 2024) shown in the table above and depreciation of $1.1 million ($4.3 million for the nine months ended September 30, 2024) due to the difference between the asset retirement obligation (“ARO”) calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for period-end valuations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non-compete agreements	Total
Cost
Balance, December 31, 2024	$8,065.8	$880.7	$3,812.7	$155.8	$579.4	$13,494.4
Acquisitions via business combinations	210.3	21.8	123.5	5.2	38.8	399.6
Adjustments for prior year acquisitions	14.4	—	(4.0)	(0.7)	(3.1)	6.6
Other	11.7	—	9.6	5.6	0.4	27.3
Disposals	(1,329.1)	(347.8)	(1,274.9)	(114.0)	(169.8)	(3,235.6)
Changes in foreign exchange	(155.2)	(4.1)	(48.9)	(0.9)	(9.4)	(218.5)
Balance, September 30, 2025	6,817.9	550.6	2,618.0	51.0	436.3	10,473.8

Accumulated amortization
Balance, December 31, 2024	—	—	2,091.3	51.6	452.5	2,595.4
Amortization	—	—	152.3	4.3	30.9	187.5
Disposals	—	—	(603.4)	(46.2)	(135.2)	(784.8)
Changes in foreign exchange	—	—	(26.3)	(0.2)	(6.7)	(33.2)
Balance, September 30, 2025	—	—	1,613.9	9.5	341.5	1,964.9

Carrying amounts
At December 31, 2024	$8,065.8	$880.7	$1,721.4	$104.2	$126.9	$10,899.0
At September 30, 2025	$6,817.9	$550.6	$1,004.1	$41.5	$94.8	$8,508.9

All intangible asset amortization expense is included in cost of sales.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2024	$1,050.4
Acquisitions via business combinations	12.1
Adjustment related to prior year acquisitions	0.4
Provisions	59.4
Adjustment for discount and inflation rates	13.9
Accretion	39.1
Expenditures	(25.3)
Changes in foreign exchange	(29.9)
Balance, September 30, 2025	1,120.1
Less: Current portion of landfill closure and post-closure obligations	(51.6)
Non-current portion of landfill closure and post-closure obligations	$1,068.5

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2024.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at September 30, 2025, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $31.2 million ($28.7 million as at December 31, 2024).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	September 30, 2025	December 31, 2024
Revolving credit facility	$489.7	$188.0
Term Loan B Facility	—	1,040.6
Notes(1)
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(2)	—	1,079.2
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(3)	—	719.4
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(4)	1,044.1	1,079.2
6.750% USD senior secured notes (“6.750% 2031 Secured Notes”)(5)	1,392.1	1,438.9
4.000% USD senior notes (“4.000% 2028 Notes”)(6)	1,044.1	1,079.2
4.750% USD senior notes (“4.750% 2029 Notes”)(7)	1,044.1	1,079.2
4.375% USD senior notes (“4.375% 2029 Notes”)(8)	765.7	791.4
6.625% USD senior notes (“6.625% 2032 Notes”)(9)	696.1	719.4
4.375% USD Solid Waste Disposal Revenue Bonds (“4.375% Bonds”)(10)	292.3	302.2
Other	587.0	503.0
Subtotal	7,355.2	10,019.7
Discount	(6.7)	(7.5)
Derivative liability	59.9	70.2
Deferred finance costs	(58.0)	(82.9)
Total long-term debt	7,350.4	9,999.5
Less: Current portion of long-term debt	(81.6)	(1,146.5)
Non-current portion of long-term debt	$7,268.8	$8,853.0

Total long-term debt	7,350.4	9,999.5
Less: Derivative asset	(35.6)	(114.7)
Total long-term debt, net of derivative asset	$7,314.8	$9,884.8

(1)	Refer to Note 14 for additional information on the hedging arrangements related to the Notes.
(2)	Prior to their redemption on March 14, 2025, the 3.750% 2025 Secured Notes bore interest semi-annually which commenced on February 1, 2021.
(3)	Prior to their redemption on March 14, 2025, the 5.125% 2026 Secured Notes bore interest semi-annually which commenced on December 15, 2019.
(4)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(5)	The 6.750% 2031 Secured Notes bear interest semi-annually which commenced on January 15, 2024 with principal maturing on January 15, 2031.
(6)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.
(7)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(8)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.
(9)	The 6.625% 2032 Notes bear interest semi-annually which commenced on October 1, 2024 with principal maturing on April 1, 2032.
(10)	The 4.375% Bonds bear interest semi-annually which commenced on May 15, 2025 with an initial mandatory tender date of October 1, 2031.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Notes

On March 14, 2025, GFL repaid the entire US$750.0 million and US$500.0 million outstanding aggregate principal amounts, related fees, premiums and accrued interest on the 3.750% 2025 Secured Notes and 5.125% 2026 Secured Notes, respectively. GFL also terminated the cross-currency interest rate swap on the 5.125% 2026 Secured Notes. A loss on termination of hedged arrangements of $30.5 million and write off of deferred finance costs of $3.0 million were recognized in interest and other finance costs.

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of April 29, 2025 (the “Revolving Credit Agreement”), GFL has access to a $2,000.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate $1,000.0 million accordion feature (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on April 29, 2030 and accrues interest at a rate of between 4.3% to 5.6%, depending on whether borrowings are drawn in Canadian or US dollars. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 5.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 4.50 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at September 30, 2025 and December 31, 2024, GFL was in compliance with these covenants.

On March 4, 2025, GFL repaid the entire outstanding aggregate principal amount, related fees and accrued interest on its term loan B facility (the “Term Loan B Facility”) which had a maturity date of July 3, 2031 and a borrowing rate of SOFR (with a floor rate at 0.500%) plus 2.000% or US prime plus 1.000%. The Term Loan B Facility was secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries. A write off of deferred finance costs of $15.9 million was recognized in interest and other finance costs.

Letter of credit facility

On September 5, 2025, GFL established a $200.0 million unsecured demand letter of credit and demand guarantee facility with the Bank of Montreal (“EDC Guaranteed LC Facility”) pursuant to which the Company has access to letters of credit that are 100% guaranteed by Export Development Canada. As of September 30, 2025, the Company had $nil in outstanding letters of credit under the EDC Guaranteed LC Facility.

Tax-exempt bonds

Industrial revenue bonds are tax-exempt municipal debt securities issued by a government agency on our behalf and sold only to qualified institutional buyers. On October 8, 2024, GFL participated in the issuance of US$210.0 million aggregate principal amount of Solid Waste Disposal Revenue Bonds issued by Florida Development Finance Corporation. The bonds bear interest at 4.375% payable semi-annually which commenced on May 15, 2025 and have an initial mandatory tender date of October 1, 2031. The bonds are unsecured and guaranteed jointly and severally, fully and unconditionally by GFL and certain of its subsidiaries.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Other

Included in other is the following long term debt: (a) promissory notes with an aggregate principal amount of US$50.0 million (of which $nil was drawn as at September 30, 2025 and US$50.0 million was drawn as at December 31, 2024); (b) a term loan of US$127.0 million (of which US$127.0 million was drawn as at September 30, 2025 and US$5.9 million was drawn at December 31, 2024) and a US$30.0 million revolving credit facility (of which $nil was drawn as at September 30, 2025 and December 31, 2024) that mature on September 21, 2030 and have a borrowing rate of base or SOFR rate plus 1.500% to 4.000%; (c) a term loan of US$170.0 million (of which US$165.8 million was drawn as at September 30, 2025 and US$168.9 million was drawn as at December 31, 2024) and a US$100.0 million revolving credit facility (of which US$70.0 million was drawn as at September 30, 2025 and US$78.8 million was drawn as at December 31, 2024) that mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.000% and 3.250%; and (d) a loan of US$58.6 million ($45.5 million as at December 31, 2024) that matures on May 31, 2026 and has a borrowing rate of US Base Rate less 0.300%.

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024(1)	2025	2024(1)
Interest	$106.7	$145.1	$345.5	$423.7
Termination of hedged arrangements	—	—	30.5	17.2
Amortization of deferred financing costs	3.3	5.1	30.2	17.1
Accretion of landfill closure and post-closure obligations	13.4	11.1	39.1	30.8
Other finance costs	5.8	6.1	15.4	14.4
Interest and other finance costs	$129.2	$167.4	$460.7	$503.2

(1)	Comparative figures have been re-presented, refer to Note 2 and 17.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

9.	INCOME (LOSS) PER SHARE

The following table presents GFL’s income (loss) per share for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024(1)	2025	2024(1)
Net income (loss) attributable to GFL Environmental Inc.	$114.3	$110.4	$3,800.2	$(533.6)

Less:
Net income from discontinued operations	—	69.0	3,620.8	147.9
Amounts attributable to preferred shareholders	11.8	20.4	38.6	66.2
Adjusted net income (loss) from continuing operations	102.5	21.0	140.8	(747.7)
Effect of dilutive instruments	—	—	—	—
Adjusted net income (loss) from continuing operations for diluted income (loss) per share	$102.5	$21.0	$140.8	$(747.7)

Weighted average number of shares outstanding	362,084,803	380,144,960	372,979,844	376,589,863
Effect of dilutive instruments	8,158,880	5,176,464	8,017,892	—
Diluted weighted average number of shares outstanding	370,243,683	385,321,424	380,997,736	376,589,863

Basic income (loss) per share
Continuing operations	$0.28	$0.06	$0.38	$(1.98)
Discontinued operations	—	0.18	9.71	0.39
Total operations	$0.28	$0.24	$10.09	$(1.59)

Diluted income (loss) per share
Continuing operations	$0.28	$0.05	$0.37	$(1.98)
Discontinued operations	—	0.18	9.50	0.39
Total operations	$0.28	$0.23	$9.87	$(1.59)

(1)	Comparative figures have been re-presented, refer to Note 2 and 17.

Diluted loss per share excludes anti-dilutive effects of time-based share options, RSUs and Preferred Shares (defined below).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024(1)	2025	2024(1)
Residential	$376.1	$342.0	$1,114.6	$1,096.9
Commercial/industrial	768.5	720.4	2,241.5	2,126.3
Total collection	1,144.6	1,062.4	3,356.1	3,223.2
Landfill	310.5	284.5	880.0	794.0
Transfer	245.9	218.3	701.0	611.5
Material recovery	129.1	119.5	382.4	322.6
Other	93.5	83.4	264.6	235.2
Solid Waste	1,923.6	1,768.1	5,584.1	5,186.5
Intercompany revenue	(229.4)	(213.9)	(654.6)	(618.9)
Revenue	$1,694.2	$1,554.2	$4,929.5	$4,567.6

(1)	Comparative figures have been re-presented, refer to Note 2 and 17.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

11.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended September 30, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$623.9	$(64.8)	$559.1	$188.0
USA	1,299.7	(164.6)	1,135.1	409.4
Solid Waste	1,923.6	(229.4)	1,694.2	597.4
Corporate	—	—	—	(62.3)
	$1,923.6	$(229.4)	$1,694.2	$535.1

	Three months ended September 30, 2024(1)
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$580.5	$(72.4)	$508.1	$164.0
USA	1,187.6	(141.5)	1,046.1	377.2
Solid Waste	1,768.1	(213.9)	1,554.2	541.2
Corporate	—	—	—	(63.4)
	$1,768.1	$(213.9)	$1,554.2	$477.8

	Nine months ended September 30, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$1,796.1	$(186.3)	$1,609.8	$513.7
USA	3,788.0	(468.3)	3,319.7	1,163.4
Solid Waste	5,584.1	(654.6)	4,929.5	1,677.1
Corporate	—	—	—	(200.8)
	$5,584.1	$(654.6)	$4,929.5	$1,476.3

	Nine months ended September 30, 2024(1)
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$1,641.9	$(204.4)	$1,437.5	$427.4
USA	3,544.6	(414.5)	3,130.1	1,068.7
Solid Waste	5,186.5	(618.9)	4,567.6	1,496.1
Corporate	—	—	—	(194.5)
	$5,186.5	$(618.9)	$4,567.6	$1,301.6

(1)	Comparative figures have been re-presented, refer to Note 2 and 17.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of net income (loss) from continuing operations to Adjusted EBITDA for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024(1)	2025	2024(1)
Net income (loss) from continuing operations	$108.1	$41.6	$168.4	$(686.1)
Add:
Depreciation of property and equipment	268.2	256.3	788.2	733.9
Amortization of intangible assets	65.3	73.3	187.5	215.3
Interest and other finance costs	129.2	167.4	460.7	503.2
Income tax expense (recovery)	41.6	15.5	17.2	(83.8)
Loss (gain) on foreign exchange	100.5	(68.2)	(171.6)	11.7
Loss (gain) on sale of property and equipment	4.1	(1.7)	4.5	(3.9)
Share of net (income) loss of investments accounted for using the equity method(2)	(42.4)	(12.2)	36.1	13.8
Share-based payments	18.6	16.2	93.7	85.6
Loss on divestiture	—	0.5	—	494.6
Transaction costs	7.7	6.9	38.1	26.3
Acquisition, rebranding and other integration costs	3.0	1.9	6.9	4.1
Founder/CEO remuneration(3)	—	5.4	31.8	15.6
Other(4)	(168.8)	(25.1)	(185.2)	(28.7)
Adjusted EBITDA	$535.1	$477.8	$1,476.3	$1,301.6

(1)	Comparative figures have been re-presented, refer to Note 2 and 17.
(2)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(3)	Consists of cash payment to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(4)	The three and nine months ended September 30, 2025 includes $162.3 million and $186.7 million gain on dilution of equity investment in GIP and $6.5 million gain on dilution of equity investment in GES, refer to Note 3.

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	September 30, 2025	December 31, 2024
Canada	$1,940.1	$2,097.9
USA	5,428.4	5,738.5
Solid Waste	7,368.5	7,836.4
Environmental Services	—	1,110.1
	$7,368.5	$8,946.5

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	SHAREHOLDERS' CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares (“MVS”), (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Normal course issuer bid

On February 27, 2025, the Toronto Stock Exchange accepted GFL’s notice of intention to commence a normal course issuer bid (“NCIB”) during the twelve-month period commencing on March 3, 2025 and ending March 2, 2026. Under the NCIB, a maximum of 28,046,256 subordinate voting shares may be repurchased by GFL which represents approximately 10.0% of the public float as at February 18, 2025. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled. During the three and nine months ended September 30, 2025, GFL repurchased 5,132,657 and 16,221,573 subordinate voting shares, respectively, under the NCIB (nil subordinate voting shares during the three and nine months ended September 30, 2024).

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred shares	Total
Balance, December 31, 2024	381,570,455	11,812,964	18,598,592	411,982,011
Converted from share options	129,686	—	—	129,686
Converted from RSUs	1,741,466	—	—	1,741,466
Converted from preferred shares into subordinate voting shares	4,197,272	—	(3,681,508)	515,764
Repurchased and cancelled	(40,327,898)	—	—	(40,327,898)
Balance, September 30, 2025	347,310,981	11,812,964	14,917,084	374,041,029

On March 25, 2025, GFL purchased 17,050,298 subordinate voting shares from funds managed by BC Partners. On March 31, 2025, GFL purchased 7,056,027 subordinate voting shares under a secondary offering transaction. During the nine months ended September 30, 2025, GFL has purchased for cancellation a total of 40,327,898 subordinate voting shares, including the subordinate voting shares repurchased under GFL’s NCIB.

On March 31, 2025, 3,681,508 Series A Preferred Shares were converted into 4,197,272 subordinate voting shares at the conversion price of US$25.17.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”)

Share options

The number of share options held by certgain executives with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2024	22,533,042	$32.98
Exercised	(245,540)	22.80
Share options outstanding, September 30, 2025	22,287,502	$33.09
Vested share options, September 30, 2025	11,961,502	$32.74

For the three and nine months ended September 30, 2025, there were no share options cancelled, expired or forfeited.

For the three and nine months ended September 30, 2025, the total compensation expense related to share options amounted to $0.7 million and $3.5 million ($1.5 million and $10.1 million for the three and nine months ended September 30, 2024).

RSUs, DSUs and PSUs

The following table presents GFL’s summary of the RSUs and DSUs for the periods indicated:

	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2024	1,900,639	$34.75	121,346	$31.79
Granted	1,534,714	45.33	18,099	47.24
Settled	(1,739,564)	38.41	—	—
Forfeited	(113,836)	35.64	—	—
Outstanding, September 30, 2025	1,581,953	$40.93	139,445	$33.80
Expected to vest, September 30, 2025	1,366,492	$41.88	139,445	$33.80

For the three and nine months ended September 30, 2025, there were no RSUs or DSUs cancelled.

For the three and nine months ended September 30, 2025, the total compensation expense related to RSUs amounted to $17.5 million and $89.0 million ($14.8 million and $74.7 million for the three and nine months ended September 30, 2024).

For the three and nine months ended September 30, 2025, the total compensation expense related to DSUs amounted to $0.4 million and $1.2 million ($nil and $0.8 million for the three and nine months ended September 30, 2024).

As at September 30, 2025, no PSUs have been issued.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Effects of changes in
Accounts payable and accrued liabilities	$78.6	$(27.2)	$(89.2)	$26.7
Trade and other receivables, net	(35.7)	(30.9)	(36.9)	(152.0)
Prepaid expenses and other assets	(34.5)	19.7	(19.3)	(43.0)
Changes in non-cash working capital items	8.4	(38.4)	(145.4)	(168.3)
Changes in non-cash working capital items for discontinued operations	—	9.5	37.4	(29.8)
Changes in non-cash working capital items for continuing operations	$8.4	$(47.9)	$(182.8)	$(138.5)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt, including related hedging instruments.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”) and 4.375% Bonds. The fair value hierarchy for these instruments are as follows for the periods indicated:

	September 30, 2025
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,984.3	$6,002.9	$—	$6,002.9	$—
4.375% Bonds	292.3	294.0	—	294.0	—

	December 31, 2024
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$7,983.4	$7,828.2	$—	$7,828.2	$—
4.375% Bonds	302.2	301.9	—	301.9	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, other loans and amounts due to related parties do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2. The Call Option is measured using an option pricing model which includes inputs such as equity volatility, risk-free rates, and implied credit yields. The Call Option is recorded at fair value and classified within Level 3.

Financial risk management objectives

There were no changes to the financial risk management policies disclosed in the Annual Financial Statements.

On January 23, 2025, GFL terminated the cross-currency interest rate swap instruments on the 5.125% 2026 Secured Notes.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.	COMMITMENTS

Letters of credit

As at September 30, 2025, GFL had letters of credit totaling approximately $416.2 million outstanding ($276.7 million as at December 31, 2024), which are not recognized in the Interim Financial Statements. Interest expense in connection with these letters of credit was $1.6 million and $5.2 million for the three and nine months ended September 30, 2025 ($1.4 million and $3.9 million for the three and nine months ended September 30, 2024).

Performance bonds

As at September 30, 2025, GFL had issued performance bonds totaling $1,918.8 million ($1,951.9 million as at December 31, 2024).

16.	RELATED PARTY TRANSACTIONS

After the final payment of the semi-annual instalment of $2.9 million on March 5, 2025, the remaining principal outstanding on the note payable to Omega Jo Inc. (an entity controlled by Patrick Dovigi) was $nil as at September 30, 2025 ($2.9 million as at December 31, 2024).

In connection with Patrick Dovigi’s relocation to the United States, GFL agreed to satisfy any tax obligations arising from the relocation. In 2025, GFL paid $33.5 million in satisfaction of this obligation. This amount is expected to be refunded and has been recognized within other receivables.

For the three and nine months ended September 30, 2025, GFL paid $3.7 million and $10.6 million ($2.0 million and $5.9 million for the three and nine months ended September 30, 2024) in aggregate lease payments to related parties.

For the three and nine months ended September 30, 2025, GFL entered into transactions with GIP which resulted in revenue of $0.9 million and $5.2 million ($8.9 million and $23.9 million for the three and nine months ended September 30, 2024) and net payables of $3.0 million as at September 30, 2025 (net receivables of $8.6 million as at December 31, 2024).

On March 26, 2024, GFL entered into a limited guarantee of GIP’s obligation to satisfy certain covenants under its revolving credit facility up to a maximum liability of $25.0 million.

For the three and nine months ended September 30, 2025, GFL entered into transactions with GES which resulted in revenue of $8.1 million and $20.8 million ($nil for the three and nine months ended September 30, 2024), deferred revenue of $66.3 million as at September 30, 2025 ($nil as at December 31, 2024) and net payables of $8.0 million as at September 30, 2025 ($nil as at December 31, 2024).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

17.	DISCONTINUED OPERATIONS

The results of GFL Environmental Services are presented as a single amount on the statement of operations and comprehensive income (loss). The post-tax results of the discontinued operations for the periods indicated are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue	$—	$460.5	$237.0	$1,308.5
Expenses	—	386.5	209.1	1,167.2
Income before income taxes	—	74.0	27.9	141.3
Income tax (recovery) expense	—	5.0	0.6	(6.6)
Net income	—	69.0	27.3	147.9
Gain on disposal	—	—	4,466.8	—
Income tax on gain on disposal	—	—	873.3	—
Net income from discontinued operations	—	69.0	3,620.8	147.9
Reclassification to net income of foreign currency translation adjustment on divestiture	—	—	(176.5)	—
Total comprehensive income from discontinued operations	$—	$69.0	$3,444.3	$147.9

Cash flow information for GFL Environmental Services is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Operating cash flows from discontinued operations	$—	$157.1	$69.6	$337.2
Investing cash flows from discontinued operations	—	(37.3)	(18.0)	(115.1)
Financing cash flows from discontinued operations	—	(114.2)	(40.2)	(216.5)
Changes due to foreign exchange revaluation of cash	—	0.6	0.2	0.4
(Decrease) increase in cash from discontinued operations	$—	$6.2	$11.6	$6.0

GFL received proceeds of $5,929.6 million, net of transaction costs, upon the completion of the divestiture of GFL Environmental Services. GFL subsequently paid $3.4 million and $112.5 million in transaction costs during the three and nine months ended September 30, 2025.